COMPASS Pathways acquires IP portfolio of novel psychedelic compounds and prodrugs

London, UK – 14 September 2021
COMPASS Pathways plc (Nasdaq: CMPS) (“COMPASS”), a mental health care company dedicated to accelerating patient access to evidence-based innovation in mental health, announced that it has acquired an intellectual property (IP) portfolio including patent applications covering a variety of psychedelic and empathogenic substances. The IP was developed together with inventor Matthias Grill PhD, founder and CEO of MiHKAL GmbH in Basel, Switzerland, who will be working with COMPASS on an exclusive research project to develop new product candidates.

The substances covered in the IP portfolio include a variety of psychedelic and empathogenic compounds, some of which are prodrugs - pharmacologically inactive compounds which are metabolised inside the body to produce an active drug. The new substances include novel derivatives of known compounds, increasing the confidence in therapeutic effects and safety profile while offering optimised characteristics.

Dr Matthias Grill has been involved in psychedelic chemistry research for over 15 years, gaining his PhD at the Max Planck Institute. He has held positions as Head of R&D at Arbolea GmbH, Lipomed AG and THC Pharm GmbH, and has synthesised psychedelic substances for a number of human research studies, including at the University of Basel and the National Institute of Mental Health in the Czech Republic.

Dr Grill said: “Chemistry still happens inside the flask and not on paper. Inspired by the work of chemists like Albert Hofmann and Alexander Shulgin, I am proud to be developing these evolved compounds in Switzerland, where many of the initial psychedelics were first researched and synthesised. We are creating novel candidates to address many of the mental health challenges we face today.”

Lars Wilde, Chief Business Officer, President and Co-founder, COMPASS Pathways, said: “We are delighted to be working with Matthias and MiHKAL GmbH. This agreement will strengthen and expand our IP and development portfolio with new compounds. We plan to move some of these compounds into clinical development within the next two years, taking us closer to our goal of helping patients with urgent unmet needs in mental health care.”

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About COMPASS Pathways
COMPASS Pathways plc (Nasdaq: CMPS) is a mental health care company dedicated to accelerating patient access to evidence-based innovation in mental health. Our focus is on improving the lives of those who are suffering with mental health challenges and who are not helped by current treatments. We are pioneering the development of a new model of psilocybin therapy, in which our proprietary formulation of synthetic psilocybin, COMP360, is administered in conjunction with psychological support. COMP360 has been designated a Breakthrough Therapy by the US Food and Drug Administration (FDA), for treatment-resistant depression (TRD), and we are currently conducting a phase IIb clinical trial of psilocybin therapy for TRD, in 22 sites across Europe and North America. We are headquartered in London, UK, with offices in New York, US. Our vision is a world of mental wellbeing. www.compasspathways.com
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Forward-looking statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. In some cases, forward-looking statements can be identified by terminology such as “may”, “might”, “will”, “could”, “would”, “should”, “expect”, “intend”, “plan”, “objective”, “anticipate”, “believe”, “contemplate”, “estimate”, “predict”, “potential”, “continue” and “ongoing,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. Forward-looking statements include express or implied statements relating to, among other things, the potential efficacy of compounds included in the acquired IP portfolio in treating mental health illnesses, COMPASS’s expectation to progress and the expected timing for progressing one or more of the compounds included in the acquired IP portfolio into preclinical study and clinical development, COMPASS’s business strategy and goals, COMPASS’s ability to continue to advance its research, including COMP360 and any product candidates that are selected from the acquired compounds, and COMPASS’s expectations regarding the benefits of its psilocybin therapy, including COMP360. The forward-looking statements in this press release are neither promises nor guarantees, and you should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond COMPASS’s control and which could cause actual results, levels of activity, performance or achievements to differ materially from those expressed or implied by these forward-looking statements.
These risks, uncertainties, and other factors include, among others: preclinical research and clinical development is lengthy and uncertain, and therefore our preclinical studies and clinical trials may be delayed or terminated, or may never advance to or in the clinic; and those risks and uncertainties described under the heading “Risk Factors” in COMPASS’s annual report on Form 20-F filed with the US Securities and Exchange Commission (SEC) on 9 March 2021 and in subsequent filings made by COMPASS with the SEC, which are available on the SEC’s website at www.sec.gov. Except as required by law, COMPASS disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this press release in the event of new information, future developments or otherwise. These forward-looking statements are based on COMPASS’s current expectations and speak only as of the date hereof.
Enquiries
Media: Tracy Cheung, tracy@compasspathways.com, +44 7966 309024
Investors: Stephen Schultz, stephen.schultz@compasspathways.com, +1 401 290 7423